                       SECURITIES AND EXCHANGE COMMISSION

                                WASHINGTON, D.C.

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                            (Amendment No .........)*


                              NuOasis Resorts, Inc.
--------------------------------------------------------------------------------
                                 Name of issuer


                                     Common
--------------------------------------------------------------------------------
                          Title of Class of Securities


                                    67057100
--------------------------------------------------------------------------------
                                  CUSIP Number


                               Richard Weed, Esq.
                                  Archer & Weed
                         4695 MacArthur Court, Suite 530
                             Newport Beach, CA 92660
                                  714-475-9086
                  Name, Address, and Telephone Number of Person
                Authorized to Receive Notices and Communications


                                  April 7, 1998
--------------------------------------------------------------------------------
              Date of Event which Requires Filing of This Statement

If the filing person has previously filed a statement on Schedule 13D, and is filing this schedule because of Rule 13d-a(b) (3) or (4), check the following box [ ]

Note: six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing of this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1) Name of Reporting Person       OTC Communications Corp.
                                  ------------------------

2) Check the Appropriate Box if a Member of A Group      not applicable
                                                         --------------

3) SEC Use Only
                         ------------------------

4) Source of Funds(see instructions)         OO
                                             --

5) Check If Disclosure of Legal proceedings is Required Pursuant to Items 2(d)
   or 2(e)                        Not Applicable
                                  --------------

6) Citizenship or Place of Organization         Massachusetts
                                                -------------

Number of Shares Beneficially Owned by Each Reporting Person With

7) Sole Voting Power              3,306,000  Shares
                                  -----------------

8) Shared Voting Power            Not Applicable
                                  --------------

9)  Sole Dispositive Power        3,306,000 Shares
                                  ----------------


10) Shared Dispositive Power      Not Applicable
                                  --------------

11) Aggregate Amount Owned by Each Reporting Person  3,306,000 Shares
                                                     ----------------

12) Check if The Aggregate Amount in Row (11) Excludes Certain Shares
    (See Instructions)            Not Applicable
                                  --------------

13) Per Cent of Class Represented by Amount in Row (11)   5.5%
                                                          ----

14) Type of Reporting Person       CO
                                   --

ITEM 1. SECURITY AND ISSUER

        Common Stock
        NuOasis Resorts, Inc.
        4695 MacArthur Court, Suite 530
        Newport Beach, CA 92660

ITEM 2. IDENTITY AND BACKGROUND

        (a) OTC Communications Corp., a Massachusetts corporation. Geoffrey Eiten owns 100% of the outstanding shares of the person filing this statement.

        (b) 1040 Great Plains Avenue Needham, MA 02192

        (c) The principal business of OTC Communications Corp. is providing financial communications and investor relations on behalf of business entities.

        (d) The person filing this statement, including such person's officers and directors, has not during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

        (e) The person filing this statement, including such person's officers and directors, has not during the last five years been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations or, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        (f) State of Massachusetts and United States of America

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

        Shares of NuOasis Resorts, Inc. were acquired in exchange for services rendered relating to financial communications and investor relations.

ITEM 4. PURPOSE OF TRANSACTION

        The purpose of the transaction was to compensate the person filing this statement with shares of common stock in exchange for services rendered relating to financial communications and investor relations.

ITEM 5. INTEREST IN SECURITIES OF ISSUER

        (a) Reporting Person beneficially owns 3,306,000 shares of common stock of NuOasis Resorts, Inc., which represents 5.5% of the outstanding shares of NuOasis Resorts, Inc. as of April 7, 1998.

        (b) There are 3,306,000 shares as to which there is sole power to vote or direct the vote, and sole power to dispose or direct the disposition.

        (c) not applicable

        (d) not applicable

        (e) not applicable

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF ISSUER

        The contracts, arrangements, understandings or relationship (legal or otherwise) between the reporting person and the issuer are set forth in the Engagement Letter and Fee Agreement, First Addendum to Engagement Letter and Fee Agreement, Second Addendum to Engagement Letter and Fee Agreement, and Third Addendum to Engagement Letter and Fee Agreement.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

        Copies of the foregoing Engagement Letter and Fee Agreement, First Addendum to Engagement Letter and Fee Agreement, Second Addendum to Engagement Letter and Fee Agreement, and Third Addendum to Engagement Letter and Fee Agreement were filed with the SEC as Exhibits to the Form S-8 registration statement that covers the shares acquired by OTC Communications Corp.

                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.



                                            OTC Communications

DATE: May 5, 1998                           /s/ Geoffrey Eiten
                                            -------------------------------
                                            By: Geoffrey Eiten
                                            Title: President
                                            Reporting Person